EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Three Months Ended March 31, 2018
Earnings:
Income before equity in income of unconsolidated entities and income taxes	$18,466
Gain on sales of real estate	(4)
Fixed charges (from below)	20,320
Amortization of capitalized interest	661
Distributed income of equity investees	375
Subtract:
Capitalized interest (from below)	(1,374)
Preferred distributions of other consolidated entities	(3)
Total earnings	$38,441

Fixed charges:
Interest expense on continuing operations	$18,784
Capitalized interest (internal and external)	1,374
Interest included in rental expense	159
Preferred distributions of other consolidated entities	3
Total fixed charges	$20,320

Ratio of earnings to fixed charges	1.89

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate, amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.